RHINO RESOURCE PARTNERS LP

424 Lewis Hargett Circle, Suite 250

Lexington, KY 40503

July 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: John Reynolds and George K. Schuler

Re:	Rhino Resource Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 25, 2016
File No. 001-34892

Ladies and Gentlemen:

Rhino Resource Partners LP (the “Partnership,” “we” or “our”) acknowledges receipt of the letter dated July 25, 2016, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 001-34892, filed with the Commission on March 25, 2016 (the “Comment Letter”).

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to advise the Staff promptly when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than August 24, 2016.

Securities and Exchange Commission

July 26, 2016

If you have any questions regarding the foregoing response, please contact the undersigned at (859) 389-6500.

Very truly yours,

Rhino Resource Partners LP

By:	Rhino GP LLC, its general partner

By:	/s/ Whitney C. Kegley
Name:	Whitney C. Kegley
Title:	Vice President, Secretary and General Counsel

cc: Brenda K. Lenahan

Vinson & Elkins L.L.P.